UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 16)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company )
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 16 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 15, (as amended, the “Statement”) relating to the unsolicited tender offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), described in a Tender Offer Statement on Schedule TO initially filed by the CanSup Offeror with the Commission on June 19, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding thereto:
     On August 18, 2006, Canada Southern and the Canadian Oil Sands Offeror entered into a Conditional Exercise of Options Agreement (the “Exercise Agreement”) with each of the directors and executive officers of Canada Southern. Under the Exercise Agreement, each option holder agreed to tender all Common Shares subject to the stock options held by the option holder to the Canadian Oil Sands Offeror pursuant to the Canadian Oil Sands Offer. The Canadian Oils Sands Offeror agreed to take up and pay for the Common Shares acquired upon exercise of each option at the time it first takes up and pays for Common Shares pursuant to the Canadian Oil Sands Offer. A copy of the Form of the Exercise Agreement is attached hereto as Exhibit (a)(28) and is hereby incorporated herein by reference.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:

(a)(28)	Form of Conditional Exercise of Options Agreement, dated August 18, 2006, by and among 1212707 Alberta Ltd., a wholly owned subsidiary of Canadian Oil Sands, Canada Southern and certain holders of Canada Southern stock options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: August 18, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(28)	Form of Conditional Exercise of Options Agreement, dated August 18, 2006, by and among 1212707 Alberta Ltd., a wholly owned subsidiary of Canadian Oil Sands, Canada Southern and certain holders of Canada Southern stock options.